UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: May 17, 2007
(Date of earliest event reported)

Commission File Number	Registrant; State of Incorporation Address; and Telephone Number	IRS Employer Identification No.
1-11337	INTEGRYS ENERGY GROUP, INC. (A Wisconsin Corporation) 130 East Randolph Drive Chicago, IL 60601-6207 (312) 228-5400	39-1775292
1-3016	WISCONSIN PUBLIC SERVICE CORPORATION (A Wisconsin Corporation) 700 North Adams Street P. O. Box 19001 Green Bay, WI 54307-9001 (800) 450-7260	39-0715160
2-26983	THE PEOPLES GAS LIGHT AND COKE COMPANY (An Illinois Corporation) 130 East Randolph Drive Chicago, IL 60601-6207 (312) 240-4000	36-1613900
2-35965	NORTH SHORE GAS COMPANY (An Illinois Corporation) 130 East Randolph Drive Chicago, IL 60601-6207 (312) 240-4000	36-1558720

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

<u>Item 5.02</u>.   <u>Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers</u>

On May 17, 2007, the Compensation Committee of the Board of Directors of Integrys Energy Group, Inc. approved the Integrys Energy Group 2007 Executive Incentive Plan and its incentive award targets for 2007 for the executive officers of Integrys Energy Group and certain of its subsidiaries. Cash payouts may be earned on the basis of meeting net income and various other operational performance goals related to system reliability, safety, customer value, customer rates and diversity. The threshold, target and maximum annual cash bonus that may be earned in 2007 for the Integrys Energy Group Chief Executive Officer is 50%, 100% and 200%, respectively, of base salary. The threshold, target and maximum annual cash bonus that may be earned in 2007 for the other executive officers of Integrys Energy Group and its subsidiaries ranges from 10-32.5%, 20-65% and 40-195%, respectively, of base salary. In addition, the amount of these payments may be further modified for certain executive officers (increased or decreased by up to 50%) based on progress on four key corporate initiatives: 1) synergy savings related to the merger of Peoples Energy Corporation into a subsidiary of Integrys Energy Group, with Peoples Energy becoming a wholly-owned subsidiary of Integrys Energy Group, 2) the start up of the Integrys Business Support subsidiary, 3) the pending rate applications for Peoples Energy's utility subsidiaries in Illinois, and 4) the divestiture of Peoples Energy Production Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTEGRYS ENERGY GROUP, INC.

By: /s/ Diane L. Ford
    Diane L. Ford
    Vice President and Corporate Controller

Date: May 23, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WISCONSIN PUBLIC SERVICE CORPORATION

By: /s/ Diane L. Ford
    Diane L. Ford
    Vice President and Corporate Controller

Date: May 23, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PEOPLES GAS LIGHT AND COKE COMPANY

By: /s/ Diane L. Ford
    Diane L. Ford
    Vice President and Corporate Controller

Date: May 23, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTH SHORE GAS COMPANY

By: /s/ Diane L. Ford
    Diane L. Ford
    Vice President and Corporate Controller

Date: May 23, 2007